Exhibit 12.1 Ratio of Earnings To Fixed Charges

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(amounts in thousands)
Net loss	$(149,132)	$(567,277)	$(1,411,273)	$(719,968)	$(124,546)
Equity in losses of equity-method investees	4,169	30,327	304,596	76,769	2,905

Net loss before equity in losses of equity-method investees	(144,963)	(536,950)	(1,106,677)	(643,199)	(121,641)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	142,925	139,232	130,921	84,566	26,639
Assumed interest element included in rent expense	6,205	8,880	10,773	4,732	2,833

	149,130	148,112	141,694	89,298	29,472

Adjusted earnings (loss)	4,167	(388,838)	(964,983)	(553,901)	(92,169)
Fixed charges	(149,130)	(148,112)	(141,694)	(89,298)	(29,472)

Deficiency in earnings to cover fixed charges	$(144,963)	$(536,950)	$(1,106,677)	$(643,199)	$(121,641)